WILLIAMS CREEK EXPLORATIONS LIMITED


05009537

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President, 604-662-4480

NEWS RELEASE

28 June 2005

Pursuant to the revised policies of the TSX Venture Exchange, Company's "rolling" Stock Option Plan approved by the Board of Directors on 25 May 2005 was accepted by the TSX Venture Exchange on 7 June 2005, and by the Company's shareholders at its annual general meeting held 27 June 2005. The number of shares reserved for issuance under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding shares determined at the date of the grant. There are currently no outstanding stock options issued pursuant to the Stock Option Plan approved in 2004.

The Company's shareholders also approved special resolutions to remove the application of the Pre-existing Company Provisions, as defined in the *Business Corporations Act* (British Columbia); to approve new Articles for the Company; and alter the Company's share structure to an unlimited number of common shares without par value.

In other news the company is planning to commence a geophysical survey over its wholly owned claims in the Afton area, ten kilometers west of Kamloops, British Columbia. The program will consist of deep penetrating CSAMT (controlled source audio frequency magnetotellurics). This technique enables evaluation of the potential for deep sulphide-rich mineralisation similar to that identified on the adjacent New Gold Inc.'s Afton project where a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.08% Cu, 0.85g/t Au, 2.62g/t Ag, and 0.12g/t Pd has been identified.

ON BEHALF OF THE BOARD

"James McInnes"


SEC MAIL
PROCESSING
RECEIVED
2005
WASH, D.C.
192
SECTION

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR, THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.

WILLIAMS CREEK EXPLORATIONS LIMITED

#1202-1022 Nelson Street
Vancouver, B.C. V6E 4S7

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended April 30, 2005.


SEC
RECEIVED
WASH., D.C.
192
SECTION

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Balance Sheets

		April 30, 2005 (unaudited)		January 31, 2005 (audited)
Assets				
Current				
Cash and cash equivalents	$	**266,408**	$	272,932
Receivables		**2,141**		1,329
Prepaid expenses		**5,807**		4,156
		274,356		278,417
Deposit		**3,500**		3,500
Mineral properties and deferred exploration costs (Note 2)		**575,770**		575,580
Furniture and equipment		**1,607**		1,728
	$	**855,233**	$	859,225
Liabilities and Shareholders' Equity				
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**15,449**	$	11,654
Shareholders' equity				
Share capital (Note 3)		**4,617,419**		4,617,419
Contributed surplus		**7,600**		7,600
Deficit		**(3,785,235)**		(3,777,448)
		839,784		847,571
	$	**855,233**	$	859,225

On behalf of the Board:

"James E. McInnes"

Director

"Morgan Poliquin"

Director

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Loss and Deficit
(unaudited)

For the three months ended April 30

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004
Expenses		
Administrative		
Accounting and audit fees	$ 1,079	$ 1,252
Amortization	121	170
Consulting	2,000	-
Filing and transfer agent fees	4,002	4,026
Legal fees	3,009	6,720
Office	54	353
Rent	300	300
	(10,565)	(12,821)
Exploration expenses		
General		(933)
Other items		
Foreign exchange gain	1,673	3,857
Interest income	1,105	486
	2,778	4,343
Net loss for the period	(7,787)	(9,411)
Deficit, beginning of period	(3,777,448)	(3,657,700)
Deficit, end of period	$ (3,785,235)	$ (3,667,111)
Loss per share – basic and diluted	$ (0.00)	$ (0.00)
Weighted average shares outstanding	12,500,723	11,780,892

Williams Creek Explorations Limited
(An Exploration Stage Company)
Interim Statements of Cash Flows
(unaudited)

For the three months ended April 30

	Three Months Ended April 30, 2005	Three Months Ended April 30, 2004
Cash provided by (used in)		
Operating activities		
Net loss for the period	$ (7,787)	$ (9,411)
Items not involving cash		
Amortization	121	170
Foreign exchange gain	(1,673)	(3,857)
	(9,339)	(13,098)
Changes in non-cash working capital balances		
Receivables	(812)	740
Prepaid expenses	(1,651)	(2,842)
Accounts payable and accrued liabilities	3,795	1,225
	(8,007)	(13,975)
Investing activity		
Acquisition of mineral properties and deferred exploration costs, net of advances	(190)	(12,682)
Financing activity		
Proceeds on issuance of common shares	-	186,750
(Decrease) increase in cash and cash equivalents	(8,197)	160,093
Effect of foreign exchange on cash and cash equivalents	1,673	3,857
Cash and cash equivalents, beginning of period	272,932	158,035
Cash and cash equivalents, end of period	$ 266,408	$ 321,985

Supplemental Disclosure of Cash Flow Information

Non-cash investing and financing activity		
Issue of common shares for mineral property payment	$ -	$ 7,500

No cash was paid in the period for interest or income taxes

1. Significant Accounting Policies

Basis of Presentation

All figures as at and for the periods ended April 30, 2005 and 2004 are unaudited.

The interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended January 31, 2005 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2. Mineral Properties and Deferred Exploration Costs

	Cariboo/ Kamloops BC	Northwest Territories	Total April 30, 2005	Total January 31, 2005
Mineral properties, at cost				
Balance, beginning of period	$ 23,311	$ 36,075	$ 59,386	$ 58,666
Additions	190	-	190	45,666
Write-down of mineral properties	-	-	-	(44,946)
Balance, end of period	23,501	36,075	59,576	59,386
Deferred Exploration Costs				
Balance, beginning of period	267,129	249,065	516,194	510,625
Costs incurred during the period				
Assay	-	-	-	77
Drilling	-	-	-	303
Geophysical costs	-	-	-	4,556
Geosciences	-	-	-	5,613
Maintenance fees	-	-	-	4,400
Lease payments	-	-	-	(4,100)
Legal	-	-	-	1,036
Supplies	-	-	-	974
Tax assessments	-	-	-	817
Travel	-	-	-	4,851
Write-down of deferred exploration costs	-	-	-	(12,958)
	-	-	-	5,569
Balance, end of period	267,129	249,065	516,194	516,194
Total	$ 290,630	$ 285,140	$ 575,770	$ 575,580

3. Share Capital

	Shares	Amount
Authorized		
100,000,000 common shares without par value		
Balance, January 31, 2005 and April 30, 2005	12,500,723	$ 4,617,419

a) Stock Options

The Company has adopted a "rolling" stock option plan, pursuant to the policies of the TSX Venture Exchange.

No stock options were granted during the three months ended April 30, 2005. As at April 30, 2005, there were no stock options outstanding.

4. Related Party Transactions

During the three months ended April 30, 2005, the Company paid $300 for rent to a Company with common directors.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Williams Creek Explorations Limited (the "Company" or "Williams Creek") and should be read in conjunction with the audited financial statements for the year ended January 31, 2005 and related notes contained therein. The date of this management's discussion and analysis is June 24, 2005. Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Williams Creek

Williams Creek is an exploration stage company engaged in the acquisition, exploration and development of mineral properties with a primary focus in British Columbia. The Company owns twenty-eight crown granted mineral claims in the Caribou Mining Division and three crown granted mineral claims in the Kamloops Mining Division. The Company also has a net 37.5% interest in the ATW diamond property in the MacKenzie Mining District of the Northwest Territories.

Risks

Williams Creek is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Also, the price of gold is affected by numerous factors beyond the control of the Company and has been volatile over short periods of time. Further, as the Company has no revenues from operations, the only sources of funds currently available to the Company are the sale of equity capital or the offering of an interest in its projects to another party.

Exploration projects

Kamloops gold project, British Columbia

The Company has completed an agreement with a relative of Francis P. Newcome, Deceased, and is perfecting title to the three Crown-granted mineral claims. Different geophysical techniques are being considered to determine the best way to target drill holes for a program planned for summer/fall 2005.

Westport gold project, British Columbia

The Company is designing a diamond drilling program to follow up results of the 2003 program.

ATW diamond project, Northwest Territories

Work conducted over the past several field seasons has identified the source area of the diamond indicator mineral train. A bathymetric survey of the area of interest is planned for the upcoming summer in preparation for diamond drilling in the February to April 2006 field season.

Selected quarterly information - Unaudited

	Three Months Ended							
	Apr-05	Jan-05	Oct-04	Jul-04	Apr-04	Jan-04	Oct-03	Jul-03
Interest income	$ 1,105	$ 2,146	$ 187	$ 648	$ 486	$ 485	$ 1,144	$ 1,281
Net loss (income)	7,787	6,692	79,148	24,497	9,411	(126)	55,798	23,170
Net loss per share	0.00	0.00	0.01	0.00	0.00	0.00	0.01	0.00
Stock option compensation	0	0	0	0	0	0	7,600	0
Working capital	258,907	266,763	293,773	322,293	331,498	163,872	211,575	372,723
Total assets	855,233	859,225	863,140	959,805	949,404	766,139	815,141	790,366

Results of operations

The Company's operations during the three months ended April 30, 2005 produced a net loss of $7,787 as compared to a loss of $9,411 for the three months ended April 30, 2004. The decrease in net loss is primarily due to a decrease in legal fees and general exploration expenditures in the current period, offset by an increase in consulting fees. Gain on foreign exchange also decreased in the current period.

Liquidity and capital resources

At April 30, 2005, the Company had working capital of $258,907 as compared to $266,763 at January 31, 2005, the Company's most recent financial year-end. The Company had cash and cash equivalents of

$266,408 at April 30, 2005 as compared to $272,932 at January 31, 2005. The Company expects its level of cash resources to be sufficient to meet its working capital and mineral exploration requirements for the next year.

Cash used for operating activities during the three months ended April 30, 2005 was $8,007 as compared to $13,975 during the three months ended April 30, 2004. Cash used for investing activities during the three months ended April 30, 2005 decreased as compared to 2004 due to no exploration being conducted in the quarter with the Company's focus remaining on the completion of an agreement with a relative of Francis P. Newcome, Deceased, discussed above. No cash was provided by financing activities in the current period.

Changes in accounting principles

Stock-based compensation

The Canadian Institute of Chartered Accountants ("CICA") amended the stock option compensation and other stock based payments accounting standard during 2003. The Company adopted the standard and the audited financial statements for the year ended January 31, 2004 reflect this. Please see the Summary of Significant Accounting Policies and note 6(c) to the audited financial statements for further details.

Asset retirement

The CICA issued a new standard relating to asset retirement obligations effective for fiscal years beginning on January 1, 2004. The standard requires the recognition in the financial statements of the liability associated with the net present value of future site reclamation costs when the liability is incurred. These obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying costs. The asset retirement cost is to be capitalized and amortized into operations over time. Please see the Summary of Significant Accounting Policies contained within the audited financial statements for the year ended January 31, 2005 for further details.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Outstanding share data

The Company is authorized to issue 100,000,000 common shares without par value. As at June 24, 2005, there were 12,500,723 outstanding common shares.

Directors, officers and employees are granted options to purchase common shares under the Company's 'rolling' stock option plan. This plan and its terms are disclosed in note 6(c) to the audited financial statements for the year ended January 31, 2005. There are no stock options currently outstanding.

At the Annual & Special General Meeting of the Company scheduled for June 27, 2005, shareholders will be asked to consider and if deemed advisable to pass appropriate resolutions to change the number of common shares which the Company is authorized to issue from 100,000,000 to an unlimited number.

Related party transactions

During the three months ended April 30, 2005, $300 was paid to a Company with common directors for rent.